Our Life Foods, Inc

BALANCE SHEET
As of November 30, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Big Commerce Clearing - ACL	-809.80
Big Commerce Clearing - SP	-40.89
Bill.com Money Out Clearing	-7,797.94
Faire Clearing (ACL)	-5,201.33
Faire Clearing (SP)	-807.56
FNB *5777 (SP)	811.36
PayPal	-3,544.56
WAFD Checking *8913 (OLF)	21.00
Wells Fargo *9359 (SP)	1,500.36
WF Checking *1304 (ACL)	378.98
WF Checking *1560 (OLF)	2,640.63
WF Checking *4579 (SP)	9,283.88
Total Bank Accounts	**$ -3,565.87**
Accounts Receivable	
11000 Accounts Receivable	61,946.72
Total Accounts Receivable	**$61,946.72**
Other Current Assets	
AR - Clearing	0.00
Due to/from A Cajun Life (From SP)	0.00
Inventory Asset	143,835.86
Finished Goods	92,661.84
Raw Ingredients	38,094.37
Total Inventory Asset	**274,592.07**
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$274,592.07**
Total Current Assets	**$332,972.92**
Fixed Assets	
Accumulated Depreciation	-492.09
Furniture and Equipment	492.09
Total Fixed Assets	**$0.00**
Other Assets	
Goodwill	128,090.39
Investment in Swamp Pop	308,188.77
Total Other Assets	**$436,279.16**
TOTAL ASSETS	**$769,252.08**

Our Life Foods, Inc

BALANCE SHEET

As of November 30, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	103,430.01
Total Accounts Payable	**$103,430.01**
Credit Cards	
Amex *24009 (ACL)	3,372.98
Amex *63000 (ACL)	20,044.94
Capital One *4884 (ACL)	6,710.08
Chase *4782 (ACL)	9,548.90
US Bank *6117 (ACL)	1,873.41
Wells Fargo *1501 (ACL)	9,715.23
Wells Fargo *4214 (ACL)	3,523.35
Total Credit Cards	**$54,788.89**
Other Current Liabilities	
AP - Clearing	0.00
Dividends Payable-Class C Commo	10,323.29
Due to Chris Fontenot	26,334.98
Loan - Credibly	80,638.50
Loan - Fund PNB	0.00
Loan - Fundthrough	0.00
Loan - Intuit	0.00
Loan - Kabbage (ACL)	4,842.97
Loan - Kapitus (SP)	29,162.80
Loan - Kickfurther	0.00
Loan - Loan Builder	0.00
Loan - LoanMe	0.00
Loan - WithBehalf LLC/Veem	0.00
WAFD LOC *3790 (OLF)	29,729.07
WF Home Equity *7485	0.00
WF LOC *3976 (ACL)	19,058.18
Total Other Current Liabilities	**$200,089.79**
Total Current Liabilities	**$358,308.69**

Our Life Foods, Inc

BALANCE SHEET

As of November 30, 2020

	TOTAL
Long-Term Liabilities	
Accrued Interest on Conv Notes	4,855.48
Convertible Notes	192,880.77
Micro-Ventures	38,188.45
Total Convertible Notes	**231,069.22**
Due to/from Swamp Pop	0.00
Loan - Chawana Fontenot	78,000.00
Loan - PPP	14,850.00
Loan - SBAD	150,900.00
Promissory Note - Jack Cormier	0.00
Promissory Note - Ralph Moras	0.00
Unamortized Loan Fee - Non curr	-6,199.03
Total Long-Term Liabilities	**$473,475.67**
Total Liabilities	**$831,784.36**
Equity	
30000 Opening Balance Equity	0.00
32000 Retained Earnings	-5,121.47
A Cajun Life Inc Capital	308,188.77
Acquisition	0.00
Class C Redeemable Common Int	50,000.00
Common Stock	
Class A	-360,836.00
Class B	-26,528.00
Class C	0.00
Dividends on Class C Common	0.00
Total Class C	**0.00**
Class D	0.00
Total Common Stock	**-387,364.00**
Members Draw-Chris	-132,315.08
Members Equity	-10,895.59
Series Seed Preferred	127,041.00

Our Life Foods, Inc

BALANCE SHEET

As of November 30, 2020

	TOTAL
Shares	
Class A	
Christopher Fontenot Investment	0.00
Total Class A	**0.00**
Class B	0.00
Mark Dieffenbach Investment	0.00
Mark Falconi Investment	0.00
Nick Sass Investment	0.00
Total Class B	**0.00**
Class C	
Zoetic Investments, LLC Investm	0.00
Total Class C	**0.00**
Class D	
Acadiana Kitchens, LLC Investme	0.00
Total Class D	**0.00**
Dividends on Class D	0.00
Total Shares	**0.00**
Net Income	-12,065.91
Total Equity	**$ -62,532.28**
TOTAL LIABILITIES AND EQUITY	**$769,252.08**